Exhibit 23.3

Consent of Keefe, Bruyette & Woods, Inc.

January 30, 2004

We hereby consent to the use in this Registration Statement on Form S-4 of the form of our letter to the Board of Directors of Susquehanna Bancshares, Inc. included as Annex C to the Joint Proxy Statement/Prospectus forming a part of this Registration Statement on Form S-4 and to all references to our firm in such Joint Proxy Statement/Prospectus. In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Keefe, Bruyette & Woods, Inc.

By:	/S/ SCOTT R. ANDERSON
Name:	Scott R. Anderson
Title:	Managing Director